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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                              ----------------
                       CHOCK FULL O'NUTS CORPORATION
                              (Name of Issuer)
                              ----------------

                   Common Stock, $.25 par value per share
                       (Title of Class of Securities)
                              ----------------
                                   170268
                   (CUSIP Number of Class of Securities)

                              ----------------
                         JANET LANGFORD KELLY, ESQ.
            SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                            SARA LEE CORPORATION
                         THREE FIRST NATIONAL PLAZA
                          CHICAGO, ILLINOIS 60602
                               (312)726-2600
        (Name, Address and Telephone Number of Person authorized to
          Receive Notices and Communications on Behalf of Bidders)

                                  Copy to:
                       CHARLES W. MULANEY, JR., ESQ.
              SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                           333 WEST WACKER DRIVE
                          CHICAGO, ILLINOIS 60606
                               (312) 407-0700

                               April 12, 1999

     (Date of Event Which Requires Filing of Statement on Schedule 13D)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.       170268                   13D       Page 2 of 7 Pages

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        NAMES OF REPORTING PERSONS: SARA LEE CORPORATION
   1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 36-208-9049

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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                (a)  |_|  (b)  |_|

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   3    SEC USE ONLY

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   4    SOURCE OF FUNDS:
                WC

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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                           |_|

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   6    CITIZENSHIP OR PLACE OF ORGANIZATION:
                STATE OF MARYLAND

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                                 7     SOLE VOTING POWER
                                       598,328 SEE ITEM 5*
            NUMBER OF            --------------------------------------------
             SHARES
          BENEFICIALLY           8     SHARED VOTING POWER
            OWNED BY                   NONE
              EACH               --------------------------------------------
            REPORTING
             PERSON              9     SOLE DISPOSITIVE POWER
              WITH                     598,328 SEE ITEM 5*
                                 --------------------------------------------

                                 10    SHARED DISPOSITIVE POWER
                                           NONE

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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                598,328  SEE ITEM 5

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  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                    |_|

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  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                  5.29% *

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  14    TYPE OF REPORTING PERSON
                CO

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        * Between November 12, 1998 and April 16, 1999, Sara Lee
Corporation purchased 111,200 shares of common stock, par value $.25 per share (the "Common Stock"), of Chock Full O'Nuts Corporation, $2,639,226 principal amount of 7% Convertible Senior Subordinated Debentures, due April 1, 2012 and $1,340,764 principal amount of 8% Convertible Subordinated Debentures, due September 15, 2006, less $68,000 principal amount redeemed, for a total of $1,272,764 principal amount (collectively, the "Convertible Debentures") in the open market. The Convertible Debentures are non-voting securities; however, the Convertible Debentures are convertible into 487,128 shares of Common Stock. This Schedule 13D is being filed on behalf of Sara Lee Corporation as the beneficial owner of the shares of Common Stock underlying the Convertible Debentures by virtue of the conversion rights associated with the Convertible Debentures.

        Sara Lee Corporation is entitled to convert the Convertible Debentures into Common Stock at any time. The aggregate number of shares of Common Stock which Sara Lee Corporation has a right to obtain by conversion of the Convertible Debentures is 487,128 shares. Together with the 111,200 shares of Common Stock owned by Sara Lee Corporation, Sara Lee Corporation holds or has the right to acquire an aggregate of 598,328 shares of Common Stock representing 5.29% of the 11,318,050 shares of Common Stock of Chock Full O'Nuts Corporation which would (taking into account such conversion) then be outstanding (based on the Quarterly Report on Form 10-Q of Chock Full O'Nuts Corporation for the quarter ended January 31, 1999).


Item 1.  Security and Issuer.

        This statement on Schedule 13D (this "Statement" or the "Schedule 13D") relates to the Common Stock, par value $.25 per share (the "Common Stock"), including the associated common stock purchase rights (the "Rights", and together with the Common Stock, the "Shares"), of Chock Full O'Nuts Corporation, a New York corporation (the "Issuer"). The Issuer's principal executive offices are located at 370 Lexington Avenue, New York, New York 10017.

Item 2.  Identity and Background.

        (a)-(c) This Statement is being filed by Sara Lee Corporation, a Maryland corporation ("Sara Lee"). Sara Lee is a global food and consumer products company which markets a variety of products under leading brand names, including Hanes, Coach, L'eggs, Dim, Bali, Playtex, Champion, Kiwi, Hillshire Farm, Ball Park, Jimmy Dean, Douwe Egberts and Sara Lee. The address of Sara Lee's principal business and principal office is Three First National Plaza, Suite 4600, Chicago, Illinois 60602.

        The name, address and present principal occupation of each of the directors and executive officers of Sara Lee are set forth in Appendix A which is attached hereto.

        (d) During the past five years, neither Sara Lee, nor to the best of its knowledge, any director or executive officer of Sara Lee, has been convicted in a criminal proceeding.

        (e) During the past five years, neither Sara Lee, nor to the best of its knowledge, any director or executive officer of Sara Lee, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Sara Lee or such person (i) being subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or (ii) being found in violation with respect to such laws.

        (f) Except as provided in Appendix A attached hereto, each director and executive officer of Sara Lee is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

        The amount of funds (net of redemptions) used in making the purchases of the Common Stock and Convertible Debentures described as beneficially owned in Item 5(c) hereof was approximately $4,743,239, including commissions. All of such funds were provided from internally generated funds. The transactions are set forth in Appendix A attached hereto.

Item 4.  Purpose of the Transaction.

        Prior to July 8, 1998, representatives of Sara Lee and the Issuer from time to time discussed the possibility of a business combination involving the two companies. In a letter dated August 15, 1997, Sara Lee formally invited the Issuer to negotiate a business combination acceptable to both companies and their respective shareholders. On August 20, 1997 the Issuer indicated that it was not interested in pursuing such negotiations. From time to time thereafter representatives of Sara Lee approached representatives of the Issuer regarding a possible transaction. On July 8, 1998, Sara Lee submitted a written proposal to the Board of Directors of the Issuer proposing that Sara Lee acquire the Issuer. The proposed purchase price of $9.50 per Share in cash or shares of common stock of Sara Lee ("Sara Lee Common Stock") represented a 46% premium over the closing Common Stock price on June 25, 1998 (the day Sara Lee's financial advisors met with management of the Issuer to discuss a possible transaction). A copy of the proposal is attached to this Schedule 13D as Exhibit 1(a). Having received no response from the Board of Directors of the Issuer, on July 29, 1998, Sara Lee submitted another letter reiterating its offer. On August 12, 1998, the Board of Directors of the Issuer responded that it was reviewing and evaluating the proposal with the assistance of its financial advisor.

        On September 15, 1998, representatives of both companies and their financial advisors met. At this meeting, the proposal and related matters were discussed. Several telephone conversations between representatives of Sara Lee and the Issuer regarding the proposal occurred during September and October 1998. On October 2, 1998, the Issuer and Sara Lee entered into a Confidentiality Agreement, a copy of which is attached to this Schedule 13D as Exhibit 1(b). Based upon its discussions with the Issuer and its representatives, in a letter to the Board of Directors of the Issuer delivered on October 16, 1998, Sara Lee increased its proposal to $10.50 per Share in cash or shares of Sara Lee Common Stock, representing a 79% premium over the then current price of the Common Stock. A copy of this proposal is attached to this Schedule 13D as Exhibit 1(c). On October 23, 1998, the Issuer's Board of Directors, through its financial advisors, rejected this second proposal.

        On March 8, 1999, Norman Alexander, the Chairman of the Board of Directors of the Issuer, and a company controlled by him filed a Schedule 13D disclosing purchases of an aggregate of 533,000 shares of Common Stock of the Issuer at $5.00 per share on February 24, 1999 as a result of which (based on such Schedule 13D) he beneficially owns 5.348% of the Issuer's outstanding Common Stock.

        In a letter to the Board of Directors of the Issuer dated March 10, 1999, Sara Lee reiterated its interest in acquiring the Issuer. In light of the Issuer's unfavorable operating performance, stock price decline and potential increased severance expenses resulting from the adoption of employment agreements for certain senior management of the Issuer (which were disclosed in the Issuer's Annual Proxy Statement dated October 26, 1998 and filed with the Securities and Exchange Commission as exhibits to the Issuer's Annual Report on Form 10-K filed on October 27, 1998), Sara Lee offered to acquire the Issuer for $9.50 per Share. This represented a 90% premium over the then current market price of the Common Stock and an 85% premium over the average closing price of the Common Stock for the prior 20 trading days. A copy of this letter is attached to this Schedule 13D as Exhibit 1(d). On March 22, 1999, the Issuer rejected this proposal as inadequate.

        On April 12, 1999, representatives of Sara Lee informed the Issuer's financial advisors that, as of that day, Sara Lee had acquired (directly and through the ownership of convertible debentures) beneficial ownership of more than 5% of the Issuer's Common Stock. Representatives of the parties had further discussions during the week of April 12 regarding a possible meeting between the parties and, on April 16, 1999, Sara Lee's legal advisors delivered to the Issuer's financial advisors a proposed form of merger agreement with respect to the acquisition of the Issuer by Sara Lee. On April 19, 1999, representatives of Sara Lee and its financial advisors met with representatives of the Issuer and its financial advisors to discuss the recent performance of the Issuer, a possible transaction between the parties and related matters. Sara Lee invited representatives of the Issuer to engage in constructive negotiations regarding the price and terms of a transaction between the parties and indicated that it was willing to increase its offer above $10.00 per Share in connection with such negotiations. The Issuer's representatives indicated that they were not authorized to engage in such negotiations.

        On April 20, 1999, Sara Lee increased its offer to $10.50 per Share in cash. The Issuer's financial advisors made a counter-proposal to Sara Lee of $12.50 per share in Sara Lee Common Stock. Later that day in a letter to the Board of Directors of the Issuer, Sara Lee proposed to acquire the Issuer at a price of $10.50 per share with the consideration to be paid in the form of Sara Lee Common Stock. A copy of this letter is attached to this Schedule 13D as Exhibit 1(e).

        Sara Lee's objective is to acquire the Issuer, and it is considering all options available to meet this objective.

        Sara Lee may decide to increase or decrease its investment in the Issuer based upon its continuing review of its existing investment and various other factors, including the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to Sara Lee, general stock market and economic conditions and other factors.

Item 5.  Interest in Securities of the Issuer.

        (a) As of April 22, 1999, Sara Lee beneficially owns 598,328 Shares. 111,200 of such Shares are owned directly and 487,128 are deemed to be beneficially owned by Sara Lee as a result of its ownership of $3,911,990 principal amount of Convertible Debentures. As of April 16, 1999, the Convertible Debentures were convertible into 487,128 Shares and, together with the 111,200 Shares directly owned, represent 5.29% of the total issued and outstanding Shares of the Issuer (assuming the Convertible Debentures held by Sara Lee were converted into Shares of Common Stock).

        (b) Sara Lee currently exercises sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 111,200 Shares owned directly. The Convertible Debentures are non-voting securities of the Issuer. As such, Sara Lee exercises no voting power with respect to the Convertible Debentures or the Shares underlying such Convertible Debentures. If the Convertible Debentures are converted, Sara Lee would exercise sole power to vote or to direct the vote and sole power to dispose of or to direct the disposition of the 487,128 Shares underlying the Convertible Debentures.

        (c) Attached hereto as Appendix B is a description of the transactions in Shares and Convertible Debentures, described in Item 4 and this Item 5, which were effected during the past 60 days. Except as set forth in Item 4 and this Item 5, Sara Lee has not effected any transactions in the Convertible Debentures or Shares during the past 60 days.

        (d) - (e)   Inapplicable

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

        None.

Item 7.  Material to be Filed as Exhibits.

        The following documents are being filed as exhibits to this Statement and are each incorporated by reference herein.

        1(a)   Proposal Letter, dated July 8, 1998, from Sara Lee
               Corporation to Chock Full O'Nuts Corporation.

        1(b) Confidentiality Agreement, dated October 2, 1998, between Sara Lee Corporation and Chock Full O'Nuts Corporation.

        1(c) Proposal Letter, dated October 16, 1998, from Sara Lee Corporation to Chock Full O'Nuts Corporation.

        1(d) Proposal Letter, dated March 10, 1999, from Sara Lee Corporation to Chock Full O'Nuts Corporation.

        1(e) Proposal Letter, dated April 21, 1999, from Sara Lee Corporation to Chock Full O'Nuts Corporation.

        1(e) Proposal Letter, dated April 21, 1999, from Sara Lee Corporation to Chock Full O'Nuts Corporation.


                                 SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 22, 1999

                                          SARA LEE CORPORATION


                                          By:  /s/ Ann E. Ziegler
                                               ---------------------------
                                          Name:  Ann E. Ziegler
                                          Title: Vice President - Corporate
                                                 Development



                               EXHIBIT INDEX

Exhibit
Number         Exhibit
-------        -------

1(a) Proposal Letter, dated July 8, 1998, from Sara Lee Corporation to Chock Full O'Nuts Corporation.

1(b) Confidentiality Agreement, dated October 2, 1998, between Sara Lee Corporation and Chock Full O'Nuts Corporation.

1(c) Proposal Letter, dated October 16, 1998, from Sara Lee Corporation to Chock Full O'Nuts Corporation.

1(d) Proposal Letter, dated March 10, 1999, from Sara Lee Corporation to Chock Full O'Nuts Corporation.

1(e) Proposal Letter, dated April 21, 1999, from Sara Lee Corporation to Chock Full O'Nuts Corporation.


                              APPENDIX A


 Set forth are the names, addresses and present principal occupations of each director and executive officer of Sara Lee Corporation.

           Paul A. Allaire, whose address is 800 Long Ridge Road, Stamford, CT 06904, is the Chairman of the Board and Chief Executive Officer of Xerox Corporation. Mr. Allaire is also a Director of Sara Lee Corporation.

           Frans H.J.J. Andriessen, whose address is c/o KPMG European Headquarters, Avenue Louise 54, B-1050 Brussels, Belgium, is a Professor of European Integration, University of Utrecht, the Netherlands. Mr. Andriessen is also a Director of Sara Lee Corporation. Mr. Andriessen is a citizen of the Netherlands.

           John H. Bryan, whose address is Three First National Plaza, Chicago, IL 60602, is Chairman of the Board and Chief Executive Officer of Sara Lee Corporation. Mr. Bryan is also a Director of Sara Lee
 Corporation.

           Duane L. Burnham, whose address is 100 Abbott Park Road, Abbott Park, IL 60064, is Chairman of the Board of Abbott Laboratories. Mr. Burnham is also a Director of Sara Lee Corporation.

           James R. Carlson, whose address is Three First National Plaza, Chicago, IL 60602, is Senior Vice President of Sara Lee Corporation.

           Charles W. Coker, whose address is North 2nd Street, Hartsville, SC 29550, is Chairman of the Board of Sonoco Products Company. Mr. Coker is also a Director of Sara Lee Corporation.

           James S. Crown, whose address is 222 N. LaSalle Street, Suite 2000, Chicago, IL 60601, is General Partner of Henry Crown and Company (Not Incorporated). Mr. Crown is also a Director of Sara Lee Corporation.

           Willie D. Davis, whose address is 161 North La Brea Avenue, Inglewood, CA 90301, is President of All-Pro Broadcasting, Inc., a privately owned company. Mr. Davis is also a Director of Sara Lee Corporation.

           Gary C. Grom, whose address is Three First National Plaza, Chicago, IL 60602, is Senior Vice President - Human Resources of Sara Lee Corporation.

           Vernon E. Jordan, Jr., whose address is 1333 New Hampshire Avenue, N.W., Suite 400, Washington, D.C. 20036, is senior partner of the Washington, D.C. law firm of Akin, Gump, Strauss, Hauer & Feld L.L.P. Mr. Jordan is also a Director of Sara Lee Corporation.

           Janet L. Kelly, whose address is Three First National Plaza, Chicago, IL 60602, is Senior Vice President, Secretary and General Counsel of Sara Lee Corporation.

           James L. Ketelsen, whose address is c/o Sara Lee Corporation, Three First National Plaza, Chicago, IL 60602, is retired. Mr. Ketelsen is also a Director of Sara Lee Corporation.

           Hans B. van Liemt, whose address is c/o Sara Lee Corporation, Three First National Plaza, Chicago, IL 60602, is retired. Mr. van Liemt is also a Director of Sara Lee Corporation.

           Joan D. Manley, whose address is c/o Sara Lee Corporation, Three First National Plaza, Chicago, IL 60602, is retired. Mrs. Manley is also a Director of Sara Lee Corporation.

           Mark J. McCarville, whose address is Three First National Plaza, Chicago, IL 60602, is Senior Vice President - Corporate Development of Sara Lee Corporation.

           C. Steven McMillan, whose address is Three First National Plaza, Chicago, IL 60602, is President and Chief Operating Officer and a Director of Sara Lee Corporation.

           Frank L. Meysman, whose address is Three First National Plaza, Chicago, IL 60602, is Executive Vice President and a Director of Sara Lee Corporation.

           Rozanne L. Ridgway, whose address is c/o Sara Lee Corporation, Three First National Plaza, Chicago, IL 60602, is retired. Ms. Ridgway is also a Director of Sara Lee Corporation.

           Judith A. Sprieser, whose address is Sara Lee Corporation, Three First National Plaza, Chicago, IL 60602, is Executive Vice President and Chief Financial Officer of Sara Lee Corporation. Ms. Sprieser is also a Director of Sara Lee Corporation.

           Richard L. Thomas, whose address is c/o Sara Lee Corporation, Three First National Plaza, Chicago, IL 60602, is retired. Mr. Thomas is also a Director of Sara Lee Corporation.

           John D. Zeglis, whose address is 295 North Maple Avenue, Basking Ridge, NJ 07920, is President and a Director of AT&T Corporation. Mr. Zeglis is also a Director of Sara Lee Corporation.


                                                                 APPENDIX B


               Transactions Effected by Sara Lee Corporation
        During the 60 Days Preceding the Filing of this Schedule 13D


Date              Aggregate Number    Price Per Share
                    of Shares of
                    Common Stock

4/7/99                 3,100               $6.25
4/7/99                 1,100               $6.13
4/8/99                 9,000               $6.50
4/8/99                 4,500               $6.63
4/8/99                 12,300              $6.75
4/8/99                  700                $6.69
4/8/99                 1,000               $6.38
4/9/99                 23,500              $7.00
4/9/99                 10,000              $7.06
4/12/99                5,900               $6.50
4/12/99                12,100              $6.56
4/12/99                2,000               $6.44
4/13/99                2,500               $6.63
4/13/99                1,000               $6.75
4/13/99                 500                $6.56
4/15/99                2,100               $6.50
4/15/99                1,000               $6.38
4/15/99                5,300               $6.75
4/16/99                10,000              $6.75
4/16/99                3,500               $6.69

 All transactions were effected through open market transactions.